NorthView Acquisition Corp.

207 West 25th St, 9th Floor

New York, NY 10001

December 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Michael Davis, Esq.

Re:	NorthView Acquisition Corp.

Registration Statement on Form S-1

File No. 333-257156

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on December 15, 2021, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 5:00 P.M. (Eastern Time) on December 20, 2021. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Very truly yours,

NorthView Acquisition Corp.

By:	/s/ Jack Stover
Name:	Jack Stover
Title:	Chief Executive Officer